August 14, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LBC Bioscience Inc. (the “Company” or “Issuer”) Registration Statement Form S-1/ Pre-Effective Amendment Two File No.: 333-217394

Dear Ms. Hayes:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes in this Amendment have been made to update information, including the interim financial statements, and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 31, 2017.

Prospective Cover Page

1.	We have made the requested changes.

2.	We have made the requested changes.

3.	We have made the requested changes.

Risk Factors

We are subject to numerous regulatory matters

4.	We have made the requested changes.

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Selling Shareholders

5.	The date for the Table was updated through July 31.

6.	The Letter was filed as Exhibit 10.2 with this Amendment.

Management’s Discussion and Analysis

7.	We have made the requested changes.

Business

8.	We have included a detail description of the pet products. We have ceased distributing or marketing ant-aging and revive creams and have removed reference to those items in the BUSINESS description. We currently have no plans or intentions to re-introduce those products in the future. There are no other items being developed.

9.	All posts relating to our products that appear on Facebook and other social media sites that appear under the name of LBC Bioscience or Lisa Nelson have been taken down or deleted and no similar postings will appear until or unless persuasive scientific research is published.

10.	We have made the requested changes although we do not agree with providing the name of our principal vendor because it provides competitotors with information that could hurt us.

Regulations

11.	There are absolutely no medical or similar claims being made about any of our products. Therefore, none of these products or any similar products of competitors have been reviewed as drugs by the FDA. We have provided some tax disclosures but consider the matter to be a low risk.

12.	All marketing and other descriptions for each and every product have been edited and updated to make clear that no medical or other health claims are being made in any way. These products all use readily available existing ingredients which are not used in any way that differs significantly from competing products. The FDA has not made any claims that these products require any approval.

Directors, Executive Officers, Promoters and Control Persons

13.	We have made the requested changes,

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Financial Statements

Note 2

14.	The note describing bad debts has been edited.

Part II

Item 15. Recent Sales of Unregistered Securities

15.	We have provided the requested information.

Exhibit 23.1

16.	The date on the consent has been updated.

If you have any questions or require anything further, please feel free to contact me.

Sincerely,

/s/ Lisa Nelson

Lisa Nelson

President

cc: Frank J. Hariton

Office: 11529 N. 120th Street, Ste 1, Scottsdale AZ 85259- Office # 480-776-0281

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